

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

November 16, 2011

<u>Via E-mail</u>
Tatiana Walker
Chief Financial Officer
Loton, Corp.
4751 Wilshire Boulevard, 3rd Floor
Los Angeles, CA  90010

  **Re: Loton, Corp.**
    **Form 8-K**
    **Filed on November 3, 2011**
    **File No. 333-167219**

Dear Ms. Walker:

  We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Tamara J. Tangen

      Tamara J. Tangen
      Staff Accountant